March 1, 2019

James E. O’Connor Senior Counsel, Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Miller Investment Trust – File Nos. 333-146552 and 811-22131

Dear Mr. O’Connor:

On December 28, 2018, Miller Investment Trust (the "Registrant”), on behalf of the Miller Convertible Bond Fund, Miller Convertible Plus Fund and Miller Intermediate Bond Fund (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant, filed Post-Effective Amendment No. 26 under the Securities Act of 1933 and Post-Effective Amendment No. 27 under the Investment Company Act of 1940 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”). On February 22, 2019, as supplemented on February 25, 2019, you provided oral comments on the Amendment to Christopher D. Carlson, the undersigned. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus Comments: General Comment

Comment 1. Please apply changes made in response to any comment given with respect to one Fund to other Funds with similar disclosure in the next amendment to the Registrant’s Registration Statement.

Response. The Registrant confirms that it will apply changes made in response to any comment given with respect to one Fund to other Funds with similar disclosure in the next amendment to the Registrant’s Registration Statement.

Prospectus Comments: Summary Section

Comment 2. In the summary section for Miller Convertible Bond Fund and Miller Convertible Plus Fund, revise the caption for the risk factor “Private Placement and Illiquid Securities” to include the word “Risk” after “Securities.”

Response. The referenced disclosure has been revised accordingly.

Chris.Carlson@ThompsonHine.com Fax: 212.344.6101 Phone: 202.263.4169	4837-7961-7673.1

4837-7961-7673.1

February 28, 2018 Page 2

Comment 3. In the summary section “Tax Information,” please add the following text at the end of the sentence that reads “unless you are tax-exempt or investing through a tax-deferred account such as an IRA or 401(k) plan”: “,in which case you may be taxed upon withdrawal of monies from the tax-deferred arrangement.”

Response. The referenced disclosure has been revised accordingly.

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If you have any questions or additional comments, please call the undersigned at (202) 263-4169 or Bibb Strench at (202) 973-2727.

Very truly yours,

/s/ Christopher D. Carlson

Christopher D. Carlson